                                                             EXHIBIT 99.3

                          NUTRITION [LOGO] MEDICAL

FOR IMMEDIATE RELEASE
THURSDAY, MARCH 19, 1998

                     NUTRITION MEDICAL, INC. TO TRANSFER RETAIL
                                BUSINESS TO AGRILINK

     MINNEAPOLIS, MARCH 19 - Nutrition Medical, Inc. (Nasdaq: NMED) and Agrilink Foods, Inc., a wholly-owned subsidiary of Pro-Fac Cooperative, Inc. (Nasdaq: PFACP) announced today that they have signed an agreement for Agrilink to acquire Nutrition Medical's private label adult nutrition formula business. Under the terms of the agreement, Nutrition Medical will transfer its retail accounts to Agrilink's largest business unit, Curtis Burns Foods, and receive royalty payments for two years on sales to these customers. Nutrition Medical will also receive payment for portions of existing product and packaging inventories. The transaction is expected to close by May 1, 1998.

     "This agreement represents the successful culmination of our previously announced evaluation and restructuring of our business units and provides benefits to all parties," said William L. Rush, president and chief executive officer of Nutrition Medical. "Agrilink's considerable experience in the adult nutrition supplement industry will provide a seamless transition for our customers, all of whom will continue to receive the highest levels of service and product quality. In addition, Agrilink has been an important manufacturing partner for our critical care formula division and, as part of the transaction, they have agreed to continue manufacturing certain of our critical care formulas for another three years. Finally, the swift completion of this transaction enables us to refocus our energies and resources on greater market penetration within our core clinical nutrition business."

     "We're very pleased to enter into this agreement with Nutrition Medical," says Curtis Burns president Ben Frega, "and to continue the expansion of our nutritional drink business. Aseptic growth is an important component to our strategic plan and this new business is further evidence of our commitment to this category."

     Nutrition Medical, Inc., based in Minneapolis, develops and markets a line of clinical nutrition products for hospitals and other health care facilities. The Company

                                    (more)

Nutrition Medical and Agrilink
March 19, 1998
Page Two


focuses primarily on niches within the human nutrition industry that have not traditionally had access to cost-effective "brand alternatives".

     Agrilink Foods processes and markets a variety of product lines of regional branded, private label and foodservice products in facilities throughout the United States. Pro-Fac Cooperative is an agricultural marketing cooperative that consists of over 600 members, processes fruits, vegetables and popcorn through Agrilink. Curtis Burns is Agrilink's largest business unit, with plant facilities located in Michigan, New York, Georgia and Texas.

     Contacts: NUTRITION MEDICAL, William L. Rush, president and chief executive officer, (612) 577-3201, or Anwar H. Bhimani, chief financial officer, (612) 577-3235. AGRILINK FOODS, Bea Slizewski, vice president corporate communications, (716) 264-3189.

                                        ###